FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2, 2009

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item

1.	News Release dated February 1, 2009 entitled, "CN closes transaction to acquire Elgin, Joliet and Eastern Railway".

Item 1

North America’s Railroad

NEWS RELEASE

CN closes transaction
to acquire Elgin, Joliet and Eastern Railway

Acquisition will generate greater rail efficiencies,
overall environmental benefits for Chicago region

CHICAGO, Feb. 1, 2009 — CN (TSX: CNR)(NYSE: CNI) last night completed its acquisition of the principal lines of the Elgin, Joliet & Eastern Railway Company (EJ&E). The closing follows the Jan. 23, 2009, effective date of the Surface Transportation Board’s (STB) Dec. 24, 2008, decision approving the transaction.

CN will now begin a measured, step-by-step integration of the acquired EJ&E lines to ensure a safe, efficient combination of the two rail operations. EJ&E operates over 198 main line miles of track encircling the City of Chicago from Waukegan, Ill., on the north, to Joliet, Ill., on the west, to Gary, Ind., on the southeast, and then to South Chicago. The Transtar subsidiary of United States Steel will retain railroad assets, equipment, and employees that support the Gary Works site in Northwest Indiana and the steelmaking operations of U. S. Steel. These remaining operations will become the Gary Railway.

E. Hunter Harrison, president and chief executive officer of CN, said: “With this closing, we can move forward to fulfill the promise of the EJ&E acquisition, which will help drive new efficiencies and operating improvements on CN’s network. Streamlined rail operations, along with reduced congestion resulting from the acquisition, are critically important to the Chicago region’s economy and its continued role as one of America’s most important transportation hubs.”

Harrison said CN remains fully committed to mitigating the environmental impacts of the acquisition on communities along the EJ&E, as demonstrated by CN’s comprehensive voluntary mitigation plan, which was adopted by the STB in its mitigation requirements, as well as the company’s voluntary mitigation agreements reached with 10 Illinois and Indiana communities.

In connection with its undertakings to the STB, CN will be actively engaged in ensuring compliance with the various monitoring and reporting requirements included in the STB’s decision approving the transaction, including the appointment of a CN community liaison officer for municipalities along the EJ&E that will be affected by the acquisition.  CN is committed to keeping inner-arc communities and those along the EJ&E regularly updated on key developments and milestones during the integration of the EJ&E into the CN network and rerouting of CN trains.

Gordon Trafton, senior vice-president, Southern Region, welcomed EJ&E employees to the CN family.

“We look forward to EJ&E employees joining CN’s team of railroaders,” Trafton said. “The acquisition will provide CN with a more efficient and consistent connection between the Eastern, Western, and Southern regions of CN’s network. We will apply our proven business model in implementing this acquisition using the careful, step-by-step approach we have employed in our previous transactions to flawlessly integrate these operations.”

More information on the transaction, including a map of the areas served by the EJ&E and CN, is available by clicking on the EJ&E Acquisition icon on CN’s website www.cn.ca

Forward-Looking Statements

This news release contains forward-looking statements. CN cautions that, by their nature, forward-looking statements involve risk, uncertainties and assumptions. Implicit in these statements, particularly in respect of long-term growth opportunities, is the Company’s assumption that such growth opportunities are less affected by the current situation in the North American and global economies. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. The current situation in financial markets is adding a substantial amount of risk to the North American economy, which is already in a recession, and to the global economy, which is significantly slowing down. The Company cautions that its results could differ materially from those expressed or implied in such forward-looking statements. Important factors that could cause such differences include, but are not limited to, industry competition, legislative and/or regulatory developments, compliance with environmental laws and regulations, various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes, the effects of adverse general economic and business conditions, inflation, currency fluctuations, changes in fuel prices, labor disruptions, environmental claims, investigations or proceedings, other types of claims and litigation, and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CN’s annual and interim reports and Annual Information Form and Form 40-F filed with Canadian and U.S. securities regulators, available on CN’s website, for a summary of major risks.

CN – Canadian National Railway Company and its operating railway subsidiaries – spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key metropolitan areas of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, and Jackson, Miss., with connections to all points in North America. For more information on CN, visit the company’s website at www.cn.ca.

Contacts:

Media	Investment Community
Karen Phillips	Robert Noorigian
Vice-President	Vice-President
North American Government Affairs	Investor Relations
(202) 347-7196	(514) 399-0052

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: February 2, 2009	By:	/s/ Cristina Circelli
		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General Counsel